

January 26, 2012

<u>Via E-mail</u>
Mr. William W. Rahhal
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

       RE: **Greystone Logistics, Inc.**
                  Form 10-K for the fiscal year ended
                   May 31, 2011
                  Filed September 16, 2011
                  Form 10-Q for the quarterly period ended November 30, 2011
                  Filed January 17, 2012
                  File No. 000-26331

Dear Mr. Rahhal:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>November 30, 2011 Form 10-Q</u>

<u>Item 4. Controls and Procedures, page 12</u>

1. We see that you disclose your management's conclusion that Greystone did not maintain effective internal control over financial reporting as of November 30,

2011. However, we do not see where you have disclosed management's conclusion on the effectiveness of your *disclosure controls and procedures* at November 30, 2011 as required by Item 307 of Regulation S-K. Please amend the filing to disclose that conclusion (i.e., that your disclosure controls and procedures were not effective at November 30, 2011). This comment also applies to your Form 10-Q for the period ended August 31, 2011.

2. Further, please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K. <u>Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your *disclosure controls and procedures*</u> based on their evaluation of your controls and procedures as of the end of the period covered by the report, while Item 308 of Regulation S-K requires you to provide management's annual report on *internal control over financial reporting* that is based on management's assessment of the effectiveness of the your internal control over financial reporting as of the end of the period covered by your Form 10-K. As it does not appear that you performed an assessment of your internal control over financial reporting as of November 30, 2011 consistent with the guidance in Exchange Act Rules 13a-15(c) or 15d-15(c), in the requested amendment to your Form 10-Q please remove the disclosure relating to your management's conclusion on the effectiveness of internal control over financial reporting at November 30, 2011. This comment also applies to your Form 10-Q for the period ended August 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William W. Rahhal
Greystone Logistics, Inc.
January 26, 2012
Page 3

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief